Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 35 DATED NOVEMBER 21, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On November 19, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common shares to shareholders of record as of November  30, 2018. The Manager expects that the distributions will be paid on or about December 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning November 1, 2018 and ending November 30, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Ashlan Park Shopping Center — Fresno, CA

Acquisition of Ashlan Park Shopping Center — Fresno, CA

On November 19, 2018, we acquired a $3,600,000 second mortgage loan (the “Secured Loan”) in connection with the acquisition of a 153,870 square-foot Class B shopping center located in Fresno, California (the “Property”).

We acquired the Secured Loan from Realty Mogul Commercial Capital, Co. for a purchase price of $3,600,000.  The Secured Loan is interest only with a floating interest rate of one-month LIBOR plus 1,100 basis points, and has an initial term of 21 months, with one six-month extension option.

The Property is a 153,870 square-foot shopping center, which is anchored by SaveMart, a Modesto-based grocer with over 215 locations throughout Central California and Nevada.  As of November 19, 2018, the Property is 91% leased to a diversified tenant base, including SaveMart (47,556 SF), Aerozone Trampoline Park (29,548 SF), and Fit Republic (19,960 SF), which represent approximately 63% of the net rentable area and whose earliest lease expiration is September 2023. The Property contains tenants that cater to a variety of uses and customer needs including groceries, gym, coffee, gas, discount shopping, and fast food. The Property was acquired for a purchase price of $14,350,000 ($93/SF).

The business plan is to acquire the Property, sell the Property’s pad sites, which tenants include Dollar Tree, Chevron, & Fit Republic, and either sell or refinance the remaining collateral, which consists of the grocery anchored building. All three pad tenants are currently occupying their respective outparcels. 100% of any net sale proceeds will first be used to pay down the first mortgage loan.

The Property is located in Fresno, CA, less than three miles from the Fresno International Airport and Fresno State University.  The Property sits between Highway 168 and Highway 41, two major thoroughfares through Fresno. Per Costar, the three-mile radius around the Property featured 6.2% population growth over the period from 2010 to 2018.  Further, job growth outperformed the National Index by 150 basis points from 2013-2017 and was outpacing the national mark as of Q2 2018.

The real estate company of this transaction has over 15 years of real estate investment experience and has executed over $175,000,000 in commercial real estate transactions, including raw land entitlements, development, leased investments, retail, office, residential, hotel, warehouse and custom lots.